Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy Texas, Inc. proposes to separate its transmission business and transfer it to a subsidiary of ITC Holdings Corp., the nation’s largest independent, transmission-only utility. The transaction is designed to secure a stronger grid, increase reliability and lower energy costs. Here’s how:

Separate Transmission is Stronger Transmission

Transmission is the backbone of east Texas’s electrical delivery system. Separating Entergy’s existing transmission business from its generation and distribution assets and business, and placing it under ITC operation and ownership, will yield a hardened, more reliable, and more efficient grid. ITC has a track record of investment in the grid, and of improving the grid’s performance. A better grid benefits Texas customers with fewer and shorter outages, reduced congestion and line losses and greater access to lower cost power. Bottom line, customers in southeast Texas should ultimately see more reliable and lower-cost electricity as a result of the transaction.

Customers’ Rates are Protected

Because the companies recognize that it will take some time for customers to realize all of the transaction’s benefits since infrastructure investment is required, ITC Texas and ETI will bear rate mitigation risk until the benefits of ITC ownership are calculated and demonstrated. At a minimum, the companies have assured rate mitigation (almost $93M) for a five-year period post-closing of the transaction. At the end of the first five years, in order for rate mitigation to end, ITC Texas must demonstrate to an independent third party evaluator that the annual benefits of ITC’s ownership of the transmission system exceed the rate effect costs. If such a demonstration cannot be made, then rate mitigation will continue until such time as it can. The rate mitigation plan protects customers and puts the burden on ITC to demonstrate the offsetting ITC ownership economic and performance improvements.

By Building on the MISO Membership, Delivered Cost of Energy to Customers in Southeast Texas Will Decrease

Entergy Texas joining the Midcontinent Independent System Operator (a regional transmission organization or RTO) is projected to save Texas customers about $225 million in the first decade alone. The ITC transaction offers even more benefits. An expert, independent transmission owner like

ITC leverages the benefits of an RTO by reducing congestion, adding capacity, and opening access to generation and planning with a super-regional view. All of this contributes to lowering the delivered cost of energy to customers in southeast Texas.

Stronger Companies Make Stronger Communities: Jobs, Economic Development and Community Involvement for Texas

Every community benefits when strong and capable companies serve its citizens. That’s the case here. Once the transaction is completed, Entergy Texas will be better able to finance improvements in its generation and distribution system. And ITC is committed to investing hundreds of millions of dollars in transmission improvements that are expected to benefit Texas customers. Such investments help to stimulate jobs and economic activity, and will ultimately facilitate efforts to bring new businesses, investment and jobs to the state. Further, ITC will staff local representatives, maintain Texas facilities, hire local vendors and invest its philanthropic and community support right here in Texas. That creates incremental economic development that will make southeast Texas even stronger.

State Regulators Retain Influence and Oversight

The Public Utility Commission of Texas will continue to have an important role in transmission matters. ITC and Entergy have committed to transparent information sharing on capital investment programs and rate posting and to review future rate filings in advance with each jurisdiction. Texas and the other jurisdictions will continue to determine the need for and route of new transmission lines. So, state influence and oversight will continue under the new business model.

ITC is a financially strong utility, a recognized leader in the industry and a proven corporate citizen. ITC is ready, willing and able to make significant investments in the energy infrastructure of our region–and ITC’s ownership of transmission will enable Entergy Texas to focus its expertise and investment on generation and distribution. The Entergy-ITC transaction is good for Texas, and good for Texans. We are advocating strongly for it, and we hope you will, too.

ENTERGY FORWARD-LOOKING INFORMATION In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication or in the prospectus included in the registration statement on Form S-4/S-1 (file no. 333-190094) that was filed by Mid South TransCo LLC (“TransCo”) with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, TransCo and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, and (5) exceeding the expected costs of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC FORWARD-LOOKING INFORMATION This communication contains certain statements that describe ITC’s management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the SEC from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (B) the ability to obtain the required financings; (C) delays in consummating the transaction or the failure to consummate the transactions; and (D) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this communication and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the Transco registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.